Filed by Churchill Capital Corp II

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Churchill Capital Corp II

Commission File No. 001-38960

Date: March 2, 2021

Skillsoft
Analyst Day Presentation
February 2021

CORPORATE PARTICIPANTS

Michael Klein - CEO, Churchill Capital

Jeff Tarr - Incoming CEO, Skillsoft

Mark Onisk - Chief Content Officer, Skillsoft

Apratim Purakayastha – Chief Technology Officer, Skillsoft

Patrick Manzo – Chief Revenue Officer, Skillsoft

Michelle Boockoff-Bajdek - Chief Marketing Officer

1

The following is a transcript of a recording of a presentation given at the Analyst Day Presentation on February 24, 2021. This transcript should be read in conjunction with, and is qualified in all respects, by the written material accompanying that presentation, which was filed pursuant to Rule 425 under the Securities Act of 1933 on February 24, 2021.

PRESENTATION

Unknown Speaker

Each of us has the potential to do amazing things. Finding that potential and helping people unleash their edge is what drives us forward at Skillsoft. Since 1998, we have pioneered digital corporate learning to enable learners to be the best version of themselves and companies to perform at their best. We help organizations leverage learning to build a stronger and more resilient workforce. How we learn is changing, driven by the relentless advancement of technology, which has been accelerated by COVID-19 and remote working. Today's learners expect to learn across modalities on their own terms, and they expect learning to help them stay relevant in an ever changing and uncertain world.

And we support the individual learner with an environment where continuous learning is essential, accessible, and engaging. We partner with our customers, offering them more than 180,000 content assets delivered via a cutting-edge AI driven learning platform, providing unique learning paths and available on any device or format that learners desire.

We serve 45 million learners in over 160 countries, communicating in 29 languages. We support world class companies, including more than 70 percent of the Fortune 1000.

Today, we see an extraordinary opportunity to help our customers navigate a challenging world. The pace of change is accelerating, increasing the need for retraining and re-skilling. Some jobs aren't coming back. New jobs are emerging, and the skills gap is widening. The moment has never been more compelling for a leader like Skillsoft. By supporting people on their journeys to acquire relevant skills, we benefit our customers and the world around us.

Skillsoft. Unleash your edge.

Jim Gruskin

Hello, everyone, and welcome to the Analyst Day event for Skillsoft. We're glad you could join us. I'm Jim Gruskin, head of investor relations for Skillsoft.

Before we begin, I refer you to the language at the beginning of this presentation, which will be filed with the SEC, regarding forward-looking statements and non-GAAP disclosures and where to find additional information.

Today, you'll hear from several leaders. Michael Klein, Churchill Capital CEO, will provide background on the proposed transaction involving Churchill Capital II and Skillsoft, as well as the combination with Global Knowledge and the investment from Prosus.

Incoming CEO Jeff Tarr will introduce the new Skillsoft, its market opportunity and growth strategy, and his vision for the company.

Mark Onisk, Skillsoft's chief content officer, will discuss Skillsoft's content assets and learning solutions.

Our chief technology officer, AP, will review the company's technology platform for Percipio and its capabilities.

Then chief revenue officer, Pat Manzo, and chief marketing officer, Michelle Boockoff-Bajdek, will cover the company's go to market strategy.

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Jeff will then return for the financial overview, after which will open the floor for questions.

Here, you see the agenda I just described. Note that you will be in listen-only mode as presenters speak. And at the end of the last presentation, we'll ask you to let us know via chat if you have a question, so the call operators can turn on your microphone.

So, with that, I will turn it over to Michael Klein.

Michael Klein

Thank you, Jim. Welcome, all of you, to today's Skillsoft Analyst Day. We appreciate your interest in the company and I hope you'll see in the coming hour or so the excitement that we have about the opportunity that we've created for investors.

For those of you who have not worked with us before, Churchill Capital was formed about four years ago with the idea of using a unique tool, a public equity vehicle, to bring public companies that we could invest in, that we could help grow, that we could expand, that we could build into great companies, and be invested in for the very long term.

We took a view that the public equity vehicle, or SPAC, format was helpful, but it was imperfect. What we determined was necessary was not only capital and a public vehicle, but long term, consistent stewardship and, in addition, the ability to bring proven value creators, who have been CEOs and leaders of public companies, CEOs and leaders of large companies that have already created value for shareholders and bring them to bear in helping to take these private companies and bring them into the public company format.

We have spent a great deal of time looking for companies that as private companies were either over levered and needed more capital for growth, undercapitalized and needed more capital for growth, or simply had the need for greater, more experienced leaders who have organic and inorganic growth histories and track records. And that's certainly the case here.

But so, you have a sense, Churchill Capital has raised seven vehicles. We've raised approximately $7 billion. And those that have participated in our IPOs have had about a threefold return on their investments if they were invested across all of them.

The first vehicle we created, Churchill Capital I, was our, if you will, beginning of this journey of taking one of our best partners, Jerre Stead, who created and led a company called IHS, which you'll hear a lot more about today, and built that over the period of 20 years into a $25 billion company through organic and inorganic growth.

We partnered with him to find another information services business and to have him lead that business, and to take that business as a levered entity, de-lever, invest in growth, and then go forward not only organically, but through acquisitions to build a great business. And Jerre has done just that.

A company that we invested approximately 3 billion of equity value day one has grown already to a business that is worth more than $20 billion today. That is a separate, standalone, independent company run by Jerre today, and that's exactly the model that we seek to employ here today with Skillsoft.

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And as you'll hear from Jeff and the team, we think Skillsoft is perhaps the single best opportunity that we found in our history of creating these public vehicles. Skip the page, please.

Skillsoft today is a proven leader in a growing market, distance learning, enterprise learning, training and upskilling, a market that was growing pre-pandemic and is growing far more post-pandemic. A market that is incredibly important, but as a mission we think it's critical to be able to train and upskill employees, give them better career paths in the companies that they operate.

We sought to invest in a leading education technology company. We sought to do that prior to the pandemic. We looked for the area that we thought was the most successful, the best tailwinds, and the most likely to provide recurring revenues at high margins. And when we did that, we found that to be the enterprise training space.

And in the enterprise training space, there was one leader for the past two decades, and that was Skillsoft. Skillsoft was the leader, as you'll hear, based upon its content, based upon its client and customer base, based upon its salesforce, based upon its history. However, as you'll also hear about, Skillsoft underwent, as many companies did, leveraged buyout after leveraged buyout, which strained the company's ability to grow.

When we found this company, we made a very specific proposal - and it was more than a year ago - to the board, which said we believe that Skillsoft has the ability to be not only the market leader in enterprise, but a high growth, high margin, high cash flow generating company that we would like to invest and participate.

Now, at the time, the company was levered 11- or 12-times cash flow. It was the most profitable company in the industry. It was the largest company in the industry, but it was strained under that cash burden.

We made a very clear message and a very clear direction to the board. We explained to them that if they were prepared to undergo a process that would de-leverage the company, allow us to invest new capital, allow them to accelerate the conversion from their old platform technology to their new Percipio platform technology which you will hear a lot about, if they were prepared to do that and allow us to bring our partners to invest and I was to bring our management team to bear, we would be enthusiastic to support the business. And they agreed.

And now, several months later, we're in a position to bring this company to the public market.

Now, so you have a sense, this was set up at approximately $1.3 billion of purchase price for the basic Skillsoft company. That was approximately six to six and a half times cash flow, two times revenues in a business that many of you know is an eight, nine, 10, 11, often 12 times forward revenue valuation business.

It's an industry that isn't typically valued on cash flow, because most of the companies in the space actually aren't cash flow positive. We've set this up at an incredibly attractive entry valuation because we were prepared to do the work to recapitalize the company, rebuild the technology, bring in a new management team, and already begin the growth through acquisitions.

As we were waiting to move down the path, to close the transaction, we found the second opportunity. And, by the way, there will be many more, as I'll describe to you in a moment. The second was Global Knowledge, a leader in enterprise training in the tech area with authorized content, a leader in that space. We had the ability to invest and acquire that business at four times pre-pandemic cash flow.

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Collectively, we've set this up to succeed at a very attractive value. We've set it up by essentially, making the company debt free and building a partnership with one of the leading investors not only in EdTech, not only in Internet, but in all consumer areas and that's Prosus. I'll share that with you in a moment.

We start out with public equity investors owning approximately 83 percent of the company and the former Skillsoft shareholders owning about 17 percent. We filed our proxy just about a month ago. And we expect to close the transaction and progress forward in the second quarter of this year. Skip the page.

Now, when we look at companies to invest in, and we have invested across multiple industries, it is critical for us to find one, an industry leader; two, a company that can scale and grow; three, a company that has tailwinds, both industry sector and the business. And this business, as you'll hear from Jeff, is pivoting aggressively towards growth as a result of both its new technology platform and the new management team that is expressing an extraordinary focus on top line organic growth, continued content creation and penetration of our customers.

The company today generates approximately $160 million of EBITDA last year. That will be, as you can see, growing double digits '21 and '22. It has a revenue base of just under $700 million That, too, will be growing high single digits going forward. That growth comes from a transformation of the booking, a transformation of the business on the new best in class Percipio technology platform that you'll hear about.

Now, as I said, we've set this up at an attractive entry value. That's our job. Our job is not only to find great companies with tailwinds in great industries that we want to be part of for a long time period, but also to set up the value attractively. And, as you can see, on a cash flow basis, this is about one-third any of the other companies that exist. And on a revenue multiple basis, it's also less than one-third of the core comparables in the market.

Now, these comparables don't have the market share. They don't have the cash flow generating capacity, they don't have the history, they don't have the client base, and they don't have the salesforce that we have, 600 sales people, crossing over 70 percent of the Fortune 1000 today on a global basis. Skip the page.

Now, we had the opportunity to partner on this transaction with Prosus. If you don't know Prosus, they are one of the leading venture capital firms in the world. They keep a very low profile. It's a listed Euronext company. Their parent company is called Naspers. They have a $200 billion market capitalization.

Now they built that value by being incredibly early in understanding the development of marketplaces, the development of the consumer Internet around the globe. They are one of the largest investors in Tencent as just one example. And they are very long-term holders. They have a view that if they make an investment in an industry, that they can add value by virtue of their venture model, and if they hold on an ongoing basis, they can compound value over not simply quarters or years, but over decades.

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They've done this in food delivery. They've done this in payments. They've done this in fintech. They've done this in consumer related platforms. And they have a very significant focus in EdTech.

They're the leading investor in Udemy and Code Academy. You can see several of their investments on the bottom right. Those investments have been significant and successful, none of which are as large or as much of a commitment as they've made to Skillsoft.

They've invested approximately $500 million to be the lead equity partner with us. And their goal with us is to build the leading enterprise training company in the world. They see, as we see, a business that can go from 700 million in revenues generating forward 200 million EBITDA to a business that can be four, five, six times larger, both through organic growth and through consolidation.

There are no leaders in this space that come anywhere near the size, the scale, the penetration of Skillsoft. And, by the way we know, and we know from our history, we know from Prosus’s history, we know from the team that because Skillsoft was levered, because Skillsoft did not have the capacity to invest in some of the newer areas of technology, they left the door open for venture capitalists to go from ankle biters to be potentially competitors. And we now have the ability to shift that dramatically because we've taken an 11- or 12-times levered balance sheet down to, with our partnership process, with our capital, down to an unlevered growth invested vehicle. Go ahead, skip the page.

Now, that whole transformation can be laid out here in front of you. You'll hear much more about it from the whole team as the rest of the day goes forward. But let's just tell you what we start with. We start with the industry-leading content library. Now, that is defined by hundreds of thousands of units of content curated, proprietary, thousands of instructors on our platform.

We have a technology platform that is best in class and, quite frankly, newest with highest NPS scores, highest customer receptivity. During COVID alone, our Percipio platform increased in use by three or four times by some of our, and most of our, learners. We have an enterprise customer base that is, quite frankly, unmatched.

Now, it's an enterprise customer base that isn't just 70 percent of the Fortune 1000. It is a subscription base that is locked in across the entire company. What do I mean by that?

If you have just simply a technology video platform where you have selected individuals who click and try to learn based upon a specific tech and dev program or video or module, you have one customer set. Skillsoft was very thoughtful in building a bundled platform that includes compliance. And if you have compliance, you have the entire company.

It has basic business, it has leadership, it has tech, it has development. That bundle allows the HR department to provide for learners, to provide for workers, paths to not only career advancement, but paths to do the things they need to in compliance. Whether that's working from home during COVID or coming back post-COVID.

In companies that we have a relationship with, there can be 90 plus percent penetration. It's why, when we look at our business versus Pluralsight, we have 45 million people on our platform versus a number that may be three or four or 5 percent of that size, because we penetrate an entire company.

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Now, we penetrate that company not like a LinkedIn who comes in with social media and hopes to train someone to leave the company. We are the best friend of companies. We train individuals to progress at the company so that HR departments, that chief technology officers, the general counsels, that C-suite executives know that their employees are bettering themselves, bettering their skills within the company, and it is considered to be, in many cases, a benefit to those employees as they progress within the company.

Now, what does that do for Skillsoft? It gives us an enduring customer base, a recurring revenue stream. And because when you make one piece of content and you can sell it over and over again on an asynchronous basis, that's a 90 percent gross margin business.

Now, as you hear about Jeff, he knows that business. He's run those kinds of businesses before. When you have those kinds of margins, and when you have 98, 99 percent recurring revenue platforms, those are massive cash flow generators that allow you to invest in future growth.

But what did we find when we first approached? Now, we approached this company in the latter part of '18, beginning of '19. Quite some time ago. And we approached them because we knew that we liked the industry, we knew we liked the company, and we knew that they were in a transition. They had an overleveraged balance sheet. They had gone through a change in CEOs and did not have a CEO, they had a chairman at the time.

We knew that they had lost share as venture capital firms had begun to attack the narrow sleeve, but high growing sleeve of tech and dev. And we knew that they had been under-investing in their front end, under-investing in customer acquisition. Virtually no investment in marketing. And because of their old technology platform Skillport, they closed that, and closing that in 2018, essentially. And running that off, they were not investing in marketing for their core customers.

They had to pivot to the new platform and make investments as fast as they can. Well, we encouraged them to do that. We made it very clear in March -- right around the time of the beginning of the pandemic, we made it very clear, we were in a position to be helpful if they agreed that we needed to restructure the balance sheet, eliminate the leverage. We needed to eliminate the private equity overhang. We needed to bring in new committed long-term investment, equity funded.

We needed to take what was the movement towards Percipio and ensure that it had gone far enough, that it was proven to be best in class. It's already 75 percent penetrated the customers and this year will be complete. We had to make sure we added content. And particularly in the tech and dev side. Some of that through investment, some of that through acquisition.

Global Knowledge came our way. It's not the final answer. It's just a piece of what we're doing. There's much, much, much, much more to come. And when you have an unlevered balance sheet, 200 plus million going forward of cash flow, a great management team, a desire to grow through scale, you'll see us add quickly.

Now, when Jeff was in his prior businesses, as you'll hear about, tuck in acquisitions. When you're in this space like this with 90 percent margins and high recurring revenues, you drop content or customer bases onto your technology platform and they are very, very accretive.

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What we wanted to do was set this new direction for the company, unlevered, equity funded, new management, new technology platform, but the same best in class curated content from compliance through tech and dev embedded in companies, the best friend to companies, the, if you will, perk for employees, while also being terrific for HR departments to train and exceed. Skip the page.

Now, when we started this process, we knew we had a fantastic company. We knew that company was under-invested and over-levered. We knew that the enterprise training market was growing double digits. We knew distance learning even before COVID was growing rapidly and would grow more rapidly.

We knew that there were great people in Skillsoft. We had met them. Great people in the content side and the technology side. New teams in the marketing side. We knew there was a great embedded base. And we we knew that because we spent a tremendous amount of time looking at it. But we also knew that we needed to invest behind a leadership team that was energized, that was incentivized, that was new owner, not focused on the history of leverage, wasn't focused on pay down $1 of debt and you create $1 of equity value. Really understood that if you could grow the top line with these kinds of margins, you could have substantial growth and profitability. And every dollar of cash flow growth would be worth $20 or $30 in the future.

And we wanted to bring in that kind of team. I had the pleasure of working with Jeff Tarr, who you'll spend some time with here, for the better part of seven or eight years. I was on the board of IHS. I was the founding board member when Jerre Stead took over the business in 2000.

Jerre, as I mentioned earlier, grew that business 18 or 19 percent per year, year in and year out, half organic and half through acquisitions. They made about 87 acquisitions. Jeff was the successor in waiting, he was the president of the business. He completed plus or minus half of those acquisitions. He grew the business in partnership, of course, with Jerre from $476 to over a billion dollars in revenues.

He was not only a value creator by growing the frontend organically, but by integrating acquisition successfully by building teams, by energizing teams, and by leading from the front.

Now, if any of you know Jerre Stead, he's a leader of his ninth public company. He's in fantastic health. He builds value because he gives it back to charity. He's a fantastic person, but he wasn't ready to go quickly and Jeff was ready to become a CEO, and he went and did that.

He did that at Digital Globe. He grew that business by tripling it and selling that company. He's been an executive successful in the enterprise space with Hoover's, in the information service recurring revenue space, with IHS, and as the CEO of a public company with Digital Globe.

So, when we had the opportunity to bring Jeff in to lead this team--and, by the way, he'll share with you some of the other people he's brought in and will bring in for this business, it was just incredibly exciting for us.

So, I'm going to hand it to you in a moment, but I'll just say we're thrilled. This is going to be, in my opinion, our best enduring value creating investment. Now, we announced an investment on Monday night, which was the largest investment of its kind in these public equity vehicles. It was the merger between our large Churchill IV vehicle and Lucid Motors.

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It's a very different kind of transaction, but it is a leader, and it is scalable, and it is something that we brought our operating partners in, Alan Mulally, and others. It's a very different kind of business than Skillsoft.

Skillsoft is, perhaps, the lowest risk, highest return opportunity that we found so far, and we've been looking at about 900 companies in the past four years. It's got an underlying growth industry, enterprise training; underlying growth parameters, digital learning transformation. It's got a pivot to a new technology platform that's driving organic growth. It's been delevered.

We have the best investment partner in Prosus. We've got a new management team that will be exciting and lead for organic and inorganic growth. All on the base of the biggest customer base recurring 99 percent, 90 percent gross margins, strong cash flow generation. So, we're excited.

And I hope you can tell that I'm excited. And I want to hand over to my new partner, the CEO of this company, who will lead this business to I think great growth, Jeff Tarr.

Jeff Tarr

Thanks, Michael. It's great to be here with all of you to reintroduce you to the new Skillsoft.

When Michael approached me about this opportunity, I had four criteria that were top of mind, that were requirements if I was going to sign on as the full-time CEO of this company.

Number one, I was looking for an industry leader, a company that was number one in its space or had the potential to be transformed in a way that would get it there relatively quickly. This is something I've done several times in my career.

Secondly, I was looking for a large and growing market, one that would support the creation of a very large company. Third, I was looking for a great business model, recurring revenue, great margins, strong free cash flow conversion like we had at IHS. And fourth, I was looking for a business that when successful would make the world a better place, like we were able to do at DigitalGlobe.

The more I looked at the new Skillsoft with Michael and the team at Churchill, the more it became clear to me that the company met all those criteria. And since we announced the transaction in October, my conviction has only grown with the commitment from Prosus and with the strong performance that the teams have both Global Knowledge and Skillsoft have been able to deliver.

Our job today is to convey that same conviction to you and to equip you to confer that same conviction to your clients.

Our strategy for the new Skillsoft is built on four key pillars, four pillars that we'll cover today. The first, corporate digital learning is an attractive market opportunity without a clear leader today. Number two, we are building that global leader and we're building it from a strong foundation. Number three, that foundation creates a powerful platform for further M&A. And number four, for multiple reasons, including the entry point that Michael talked about, this is an attractive investment opportunity.

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Let's start with number one with a discussion of the market. Skillsoft plays in a large and growing marketplace. The global market for professional digital learning--rather for professional learning, both digital and classroom across all modalities, is approximately $300 billion. That includes also blended instruction and it includes in sourced and outsourced content.

When we look at the U.S. market within that 300 billion, we see it as approximately 130 billion. And when we look at the portion that is addressable by the new Skillsoft today, we see a $28 billion TAM. A $28 billion TAM that is growing at 10 percent per annum, and that is under penetrated with only 30 percent of it being penetrated today with actual market spend.

There are many drivers of growth. The ones that are most evident are the growing skills gap globally, as well as growing global employment. We're also seeing a shift from insourced training to outsource training and a transformation from classroom first to digital first, a transformation that's been accelerated by COVID-19 and the whole trend towards work from home.

Major segments of the business remain highly under penetrated. With a TAM growing a 10 percent, market span growing faster, a large white space, we believe that we have plenty of room to support our growth aspiration. Digital learning is simply a better way and we don't believe the world is going back.

Now, I was speaking with one customer who's the CHRO at a Fortune 100 company, one that's renowned for its corporate training programs, and what he told me is the traditional corporate university is dead. The world is moving digital.

Now, our market is not only large and growing and underpenetrated, it's also highly fragmented. there's no other corporate digital learning business with more than 500 million of revenue. We are simply the largest player focused on delivering digital learning to the enterprise.

The fragmented nature of this space creates a tremendous opportunity for us to take share from smaller and less well capitalized players with less capability to reach the market. And it also creates an opportunity to accelerate our growth and better serve our customers through our M&A strategy, acquiring companies with great products that don't have the distribution or the platform to reach the customer base that we're able to reach.

Our ambition is to create a very large and very profitable business. We intend to do this by helping companies create a future-fit workforce skilled and ready for the jobs of tomorrow. We intend to achieve this ambition by upskilling the global workforce across three core segments: leadership and business skills, compliance, and tech and dev. And delivering our solutions through an engaging platform to enterprise clients around the world.

Our success will be built on three core strengths. Strengths that are inherent in the company today. Content: bringing together packages of best of breed content to enable compelling learning journeys. And as you'll learn much of that content is proprietary to us. Platform: an advanced platform called Percipio that delivers a seamless and engaging experience to our learners in a highly capable go to market organization.

Let me talk first about content. As I mentioned, we upskill the global workforce across three categories of content, leadership and business skills, tech and dev, and compliance. With the leadership and business skills, this is critical because this is where the conversation typically starts with the chief human resources officer, the chief learning officer, and the CEO.

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We engage directly with the C-suite, and our permission to do that begins with our leadership and business skills offerings.

Tech and dev is also critical, because it's the fastest growing segment in the space. Things are changing rapidly in tech and dev, and we have to be there, and we are.

And then, when it comes to compliance, compliance is mandatory. It is enterprise wide. It's where our exposure to learners typically begins. And it's from here that we're able to expose our learners to the full breadth of our content offerings.

Importantly, we're number one or number two in each of these categories and we're laser focused on becoming number one in all of them. Today, we're number one when you look at the full breadth of our offering as the one stop shop serving the marketplace.

Importantly, our competitors are typically focused on only one of these categories of learning, and that gives us a unique opportunity to provide complete solutions to our customers at unrivaled scale.

Let me spend a few minutes on each of these segments.

Starting with leadership and business skills, this offers a strategic hook into the enterprise agenda. We're all intimately aware, personally aware, of the seismic shifts that are taking place in our world today. The global pandemic, the transition to work from home, economic uncertainty across wide swaths of the economy around the world, the social justice movement.

These trends are creating new demand for leadership and business skills development. It's a big market. It's growing fast and we're the number one player in the space. And importantly, this is how we engage with the top of the enterprise.

Turning to tech and dev. This is the fastest growing segment. It's nearly a $4 billion market opportunity, growing at nearly 20 percent. Drivers include that global skills shortage, rapidly changing technology, a move to the cloud, the continuous threats of cyber warfare that are creating the need for continuous development and training within the IT organization.

This part of our business gives us the opportunity to be in direct dialogue with the CIOs, the CTOs, and their staffs, in addition to our ongoing dialogue with the chief human resources officers and chief learning officers.

We were losing share in this category. But now, with the combination with Global Knowledge, we have a vastly stronger position and are well positioned to begin taking back share from our competition.

Turning now to compliance. Compliance is a key driver of cross-sell and upsell and retention. It's the category of content where we deliver the highest retention rates. The global focus on ESG is a driving factor, as is the increasing importance of diversity, inclusion, and belonging in the enterprise.

The fact that compliance training is enterprise wide and mandatory is what gives us that reach, that ability to reach 45 million learners worldwide. And when I speak with customers, what they tell me is the learning journey typically starts with compliance, but once a learner completes that compliance segment, we expose them to other types of learning content. And from there, they continue to their learning journey.

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This particular offering gives us an opportunity to talk, not just with the chief human resources officer and the chief learning officer, but also the GC, the general counsel, and the head of compliance. Our share is about 6 percent. We're number two in what is a highly fragmented space.

Participating in all three of these categories is a powerful competitive advantage that is unique to the new Skillsoft. Our data shows us that the number one reason we win with customers is the breadth of our offering.

From a learner perspective, the ability that we can deliver such broad offerings across all these categories of learning, using the same platform and a consistent pedagogy allows us to deliver more complete learning journeys and a better learning experience.

It also creates the ability for us to cross-sell and upsell. Our data shows us that when a customer buys from all three categories, that drives a fully 22 percentage point lift in dollar retention rate over when they buy one.

And so, as you'll hear from Pat Manzo when he talks about sales, you'll hear that we have investments being made and initiatives to drive cross-sell and upsell that will drive not just top line growth from new sales, but also top line growth from improved retention. This creates a unique opportunity for us to be the global leader and a structural advantage when it comes to retention rates.

Let me now talk about how we win, starting with how we win in content.

While some like to talk about content as a commodity, anyone who has watched a bad movie or attended a boring lecture knows that it's not a commodity. I've been selling information content and data to the enterprise for most of my career. And what I can tell you is the enterprise will almost always pay a premium for premium content, and the reason is simple. The lift in productivity, the improvement in outcomes that come for high quality content almost always dramatically overwhelms the incremental cost of paying for it. That is certainly the case in our space.

Now, when it comes to how we win, we win with proprietary content and a very large library. We have over 180,000 content assets. We have more content assets in total. And when we look at the individual categories of content, we typically are the leader in terms of the extent of our library.

The company has invested over $100 million in that content over the last four years. It's a completely refreshed catalog. Approximately 30 percent of our content is proprietary, but that 30 percent drives 90 percent of the usage on the platform. Importantly, our proprietary content is driven by a proven learning model, one that has been validated scientifically by MIT. And based on our proven learning model, we're delivering results. Learners are telling us that they're able to deliver real world results from our content 80 percent of the time.

Now, we're not just winning in content. We're also winning because of platform. Percipio is a modern, engaging, AI driven platform built on a micro services architecture. It's flexible, it's learner focused. It allows us to deliver skills-based learning journeys, which is what our customers are telling us they need.

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We deliver millions of badges. We have open source content in addition to our proprietary content. We have micro learning modules and an easy-to-use mobile app. Percipio is delivering four times the learner engagement of our prior platform. And at 100 percent dollar retention rates, it's a fully 29 percent, nearly 30 percentage point lift in dollar retention rates, which is a key driver of growth.

We'll talk about later today how we intend to drive those retention rates even higher, and we believe we have the tools to do that.

Now, we also win in go-to-market. Our customers include 70 percent of the Fortune 1000. We reach 45 million learners worldwide. And 160 countries. We have a 600-person sales organization and 98 percent of our revenue comes from the enterprise. Now, that's significant because the enterprise is where the profit pools are.

Our competitors typically focus first on individual learners in a highly transactional model. And then from there, try to upsell into the enterprise. Well, we are already there, not only in the enterprise, but all the way at the C-suite and department head level.

Now, taken together, our strengths and content platform and go to market not only position us to grow organically, but also support our M&A strategy. I've acquired and integrated more than 40 businesses in my career and I've never had the benefit of a better platform for M&A than at the new Skillsoft.

With a strong balance sheet, the Percipio platform, a large and capable salesforce, a global customer base, and extraordinarily committed investors, this is a competitive advantage as we build and execute against our M&A pipeline.

When we look at M&A targets, we're focused on extending our lead in content, platform and go to market. We'll seek out best of breed content providers, put them on our platform in a highly accretive fashion, and extend their reach globally.

We'll add capabilities to our platform: adaptive learning, coaching, more assessment tools, tools to deliver a better ROI to the customer. And we'll extend our go to market capability, adding new verticals and extending our penetration in new geographies.

The new Skillsoft is an incredible opportunity for sharing our value creation. The best I've had the opportunity to lead in my career. We're starting with a strong foundation, a robust core business, and a healthy balance sheet. We have an attractive business model, enterprise subscriptions, high operating leverage, low capital intensity and strong free cash flow conversion.

We have a business and an inflection point that's creating a great entry point. A new leadership team with clear, strategic direction. We're investing in content platform and go to market, and we are riding a wave of accelerating migration from classroom first to digital first.

And we're extraordinarily well placed to deliver on our bold vision for the future. We're well positioned to claim category leadership. We have a platform for organic and acquired growth. And we have the financial flexibility to execute on our ambitious M&A objectives.

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We will create that future-fit workforce skilled and ready for the jobs of tomorrow. We'll upskill that global workforce in our three core segments: leadership and business skills, compliance, and tech and dev. We'll leverage the Percipio platform and we'll deliver our solutions to enterprises around the world.

We will continue to win with best of breed content, the most advanced platform, and the most capable go to market.

It's now time for me to invite my team members to talk about how we're going to win in content platform and go to market. And we're going to start first with Mark Onisk, our chief content officer to cover content. Mark.

Mark Onisk

Thanks, Jeff. You know, at Skillsoft, we believe that everyone has the potential to be amazing. And to do this, you need to have amazing content. And that's exactly what we aspire to do every day is build amazing content that helps people build transformative skills to help them unleash their edge.

Now, if you go onto side 31, I'd like to introduce a framework of how we think about the business, which is both within the context of the strong foundation that we’ve built, and also the opportunities for growth. When we think about our strong foundation, it really is within the context of that comprehensive learning solution that cuts across the three different customer segments we described earlier.

And I'll talk more about that later on. And as Jeff mentioned, we do that with a proven learning model that's validated with neuroscience, which ultimately delivers real world results from our customers, as expressed in benchmarking studies that we conduct.

As we think about the opportunities for growth, our first and foremost priority is to continue to refresh and enrich our core offering. But, above and beyond this, we also look to add immersive experience to go behind the content itself and add to the overall learning journey.

And finally, through inorganic strategy, we look at new ways to extend into new growth markets customer segments that could be interesting for the corporate enterprise.

Now, if you go onto slide 32, I'd like to talk a little bit more about some of the concepts that Jeff laid out in his section. Now, as Jeff mentioned, our comprehensive learning solution allows us to serve the diverse and unique needs of the modern global enterprise. And the way that we do that is through a complete learning solution that features over 180,000 learning assets.

And these learning assets are everything from individual three to five-minute micro learning videos, full length digital courses, full length unabridged books, book summaries, audio books, practice labs, and a whole other set--whole broader set of of learning assets. Again, I'll describe a little bit more detail later on.

We've invested more than $100 million over the last four years to keep this content fresh and we continue to invest to make it better every day.

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We execute on innovation and we execute on our learning model with a validated neuroscience proven scenario design practice model that we've partnered with MIT to actually test in the neuroscience labs at the MIT campus. And, finally, all this translates into real world results, as Jeff mentioned, with with learners saying that they've applied over 80 percent of what they learned on the job within six weeks of training.

Now, if you could go onto slide 33, I'd like to talk a little bit more about what the library looks like. And again, as Jeff mentioned, we believe we have the largest core library in the industry. And as Jeff mentioned, we aspire to be number one in all the markets that we serve and we're either number one or number two, and certainly it's a very diverse competitive landscape which features many specialized providers in each one of the markets that we serve.

But having said that, we're the only provider that's consistently recognized as a leader in each one of these segments. And these industry analysts are far ranging from those like trainingindustry.com, Brandon Hall, the Telly Awards, the Stevie Awards, and a whole host of others. And that's what really makes Skillsoft unique is the fact that we're consistently recognized as a leader across all the different customer segments that we serve, which make--gives us a unique proposition in market.

If you go onto slide 34, I really want to talk about how our content offering supports the learner within the full continuum of need. And, as I mentioned before, we have an entire offering of micro learning videos that supports the learner when they need just quick hits and micro bursts of information. We also do that through our fully indexed and searchable digital books, book summaries, articles, and other content assets that, again, support the learner within the job.

We have full length courses, unabridged books, audiobooks, and even live events and leader camps, which feature bestselling authors like Angela Duckworth, Adam Grant, and even Juliette Kayyem.

We also feature immersive and experiential learning items. Things like practice labs, test preps, boot camps that allow learners to apply what they've learned in a very natural and realistic construct. And finally, all of our content assets are curated through Percipio and over 700 skill-based channels. And also into Aspire Learning Journeys which connect learners to the roles of the future from the skills that they have today.

And we integrate that with a whole digital badging capability that allows learners to validate and prove the skills that they've acquired, which I know AP will describe more detail in his section.

Now, if you go on to the next slide, I'd like to talk a little bit more about the how our original content provides a unique advantage in market. Now, this notion of original content providing an advantage certainly is not unique to Skillsoft.

You know, when you look at other industries, and you look at entertainment media platforms, by way of example, organizations and providers as diverse as Netflix, Hulu, Disney+ and YouTube have all invested in their own original programming to create an original, unique and differentiated experience that brings users back time and time again, and encourages them to stay on the site.

Our strategy is no different. We leverage our original content to create a unique and differentiated experience that enables learners to maximize most value and spend time on the site becoming more productive and pursue the skills that they need to ultimately unleash their edge.

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As Jeff, mentioned 30 percent of our offering is original content, which constitutes 90 percent of the consumption. Thirty-five percent of our course library has been published in the last 18 months and we invest between $25 and $26 million every year to continue to keep our content fresh.

Now, having said that, if we could go on to the next slide, I'll talk a little bit about how we leverage M&A to enhance our tech offering. And when you think about the combined capabilities that we'll have with Global Knowledge, we will see a dramatic increase in the depth and richness of our tech and dev offering.

Our combined offering will feature almost 28,000 hours of learning and in some of the hottest and most relevant topic areas today. Things like cloud and virtualization, data and AI, app dev, IT and security and DevOps. And to put that at number of 28,000 contact hours into context, when you look at the amount of entertainment content that Netflix delivers through its site, it's around 31,000 hours. So, this will give us essentially a capability of depth or richness of content that will be on par with Netflix just for our tech and dev customer market.

So, we're very excited about the possibilities here and the level of richness and depth that we'll have an offer.

But, not only will we have that richness and depth, we'll also cover 170 IT certifications from some of the most highly esteemed and sought-after brands in the software industry. And in many cases, we’ll also feature authorized content from these same providers.

Now, additionally, we believe that this integrated and blended offering of on demand self-paced content, paired with instructor led content, will provide unmatched richness depth and choice in the market, which we feel provides a unique proposition, but more importantly, improved outcomes for our customers.

Now, if you could go on to the next slide, I'd like to talk a little bit more about our learning model and the experience. Now, as we think about our learning model, I talked a little bit about the neuroscience studies that we've conducted with MIT. And you'll notice on the left-hand side of the screen, you'll see two images. These two images are actual EEG scans from learners that have gone through our courses.

And we conducted about a year and a half to two-year study with MIT to actually validate the efficacy of our products.

You will notice that one of these images is labeled a “Baseline Video”. That baseline example is the typical recorded lecture, expert on camera that's so much of the industry relies upon to convey its instruction. The other example is a ”Scenario-Based Video”, which is our model, the way in which we deliver our instruction, particularly for leadership development and business skills.

Now, in this particular experiment, we tested comparable content, meaning content that was designed to address the same instructional objectives. You will notice that the Baseline Video, which is the recorded lecture, has visible blue regions in the EEG scan. And that's actual evidence of the learner disengaging from the content and their mind drifting elsewhere.

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You will notice in our Scenario-Based Video, our scenario-based content, that we have eliminated that blue region in the EEG scan, which means we've actually incremented and increased the neuroactivity with the learner.

So, this study actually validated the efficacy of our product, the efficacy of our scenario-based design model, and it also proved out on the exit surveys and exams following the training where where we found that learners retained more. So, that gives a sense for the learning model.

When we think about the experience, this is really where the power of Percipio comes in. And through common design features across all the different customer segments, be it standard navigation controls, integrated quizzes and assessments, supporting learning assets, job aids, and resources, this allows learners to really glide effortlessly between the different segments.

So, whether you're in Tech and Dev Leadership or Compliance, you have the same consistent look and feel, that same consistent experience. And that enables the customers to curate learning journeys across their broader enterprise that have the same look and feel and ability to actually deliver that experience to their audiences.

Now, just to bring it down to a specific example, suppose I'm an aspiring software developer and I want to move into a leadership position. Now, certainly I need to keep my skills fresh and the latest technologies like Python, AWS, Azure, and a whole host of others. And I can do that with a library that's available through Skillsoft.

But I really want to move into leadership, I need to work on things like conflict management, emotional intelligence, communication, how to think critically, how to think about externalities. And I can do all of those things in the same environment and again move very seamlessly and frictionlessly through that entire learner journey so that I can reach my fullest potential as an individual and as a contributor in the organization that I work within.

And that is really where the true power of Percipio and the content library really manifests itself, the ability to provide a learning and a learner and a workforce, entire, a complete skill development journey across the broader enterprise.

Now, if you go on to the next slide, I'd like to talk a little bit more about how this actually translates into real world results. You will notice that the three columns on the left-hand side are excerpts from a recent study that we conducted in 2019 with some of our customers. Again, we've mentioned this data already, that learners reported they've applied 80 percent of what they learned on the job within six weeks of the training.

These same learners said, the more than half the content that they learned was directly relevant to their role. And all of whom experienced a 19 percent skill gain relative to critical skills on the job.

Now, another study that we conducted a few years prior, with Towards Maturity, also identify similar impact, where we had a 14 percent improvement in productivity with 73 percent of learners reporting positive staff--positive changes in staff behavior and an 8.1 percent improvement in cycle time. And ultimately, it's these types of stats these types of measures that is able to translate learning into real ROI, real economic benefit for our customers.

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And that is the power of having a solution that cuts across all the critical domains of the entire global enterprise, we have the ability to illustrate this level of return to the business. Again, which makes Skillsoft very unique in a market versus those that may be focused on only one segment.

And finally, if we could go onto the last slide in my section, I'd like to leave with the priorities that we think about going forward. And, as I mentioned in my opening slide, I talked a lot about the refresh and enrichment of our core offering. And how we think about that is really refreshing the cinematic quality of our core content, particularly in Leadership Development and Business Skills.

Remember the scenario-based content that we just discussed earlier? We need to continue to refresh and enrich that content, so that it stays competitive in market. And, above and beyond that we want to continue to expand the leadership and thought and perspectives from bestselling authors and different experts that we bring into the offering. And I mentioned some of the the authors of work with. We're going to continue to do that going forward.

And then also continue to deepen the coverage with both foundational and expert level content across the broader offering.

Now, above and beyond that, we want to continue to add immersive experiences to the product and those range from everything from coaching to social learning to virtual labs to micro learning. And I know AP will talk a little bit more about how micro learning even relates to things like collaboration tools that we work with Microsoft Teams and in some other platforms to bring learning right natively to where the learnings use it the most.

And then even above and beyond that, more experiential learning to really help people learn in the natural flow through application and hands-on practice.

And finally, we then think about extension into new customer segments, places where we can address emerging and future skills, and even develop vertical and functional learning solutions that would also be helpful and beneficial to the broader global enterprise.

It's been my pleasure to talk to everyone today about our content strategy and our vision for the future. And I can say I've been with this company for nine years, I've been in the learning space for almost 20, and I've never been more enthusiastic or more excited about the opportunities that are before us. We have tremendous momentum in market. We're building market leading products. And I have no doubt that we're going to continue to be very successful in the market staying the course with where we're headed.

With all that said, I'd like to turn the presentation over to my partner in product development, my better half, our chief technology officer, AP.

Apratim Purakayastha

Thank you, Mark. Today, I will talk about Skillsoft’s Percipio. I've been at Skillsoft for about four years and I started the development of the Percipio platform. In case you're curious, Percipio is Latin for “to perceive” or “to learn”.

To begin with, let me share some salient facts about Percipio in the next slide.

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First and foremost, Percipio represents a sustained and a significant commitment from Skillsoft. We have spent over $75 million since its launch in the development of the platforms from 2017 onward.

Today, the platform is operating at scale with 2,500 clients on the platform, 100,000 daily active users or more, 9 million badges issued in over 10 months, achieved four times the learning hours compared to our legacy platform, and over half a dozen industry awards.

So what are the key aspects of Percipio? Let me share some of that in the next slide.

First and foremost, Percipio is built on a strong foundation of three things that you see on your left. It's a deeply engaging platform for learners. It uses various techniques like AI and gamification to form habit forming loops which has learners coming back for more content and consuming more courses.

Not just the learners: Percipio is actually very well equipped to serve enterprise management and security needs. For example, an enterprise needs to direct specifically tailored learning programs for different audiences, to be able to operate securely across the view.

Again, a learning platform or a solution is never an island unto itself within an enterprise. It has to integrate seamlessly with other platforms and content sources within an enterprise, which Percipio does very well.

Now, based on the strong foundation, we are actually extending into opportunities for growth. First and foremost, there are a few integrations and features left to complete the migrations for all Skillsoft customers. We are going to focus very heavily on skill development and enriching skills to role-based skill parts and AI driven skill recommendations.

We are also going to allow rapid innovation, using the open API for Percipio to expand your new customer segments by acquisition of platform capabilities, as well as content capabilities. Next chart, please.

So, how exactly is Percipio engaging? What is the recipe? First and foremost, Percipio makes very heavy use of artificial intelligence. From personalization to recommendations to search. Seventy-five percent of our clients use AI recommendations. And that increases session times on an average 46 percent for learners compared to those who do not use recommendations.

Mark and I both talked about digital badges and digital credentials that can be socially shared in social networks. That turns out to be a key driver of engagement and completion of courses. At the rate of 1 million badges a month, by the time this talk is over we would have issued 3,000 more badges, signifying 3,000 more course completions.

It tremendously improves engagement, resulting in a 15 percent rise in course completion rates. The more we talk about learning, we realize that people actually don't come to work to learn. Learning must be a natural extension of what they're working on. People want to learn in the flow of the work as they're spending time on a browser or a collaborative tool like Microsoft Teams or Slack. They will want learning assets to be recommended to them seamlessly in the flow of work.

Well, Percipio does that, too. It integrates, for example, with Microsoft Teams seamlessly so that learning in the flow of work is very natural. Learners want motivation all the time. So, Percipio has a gamified interface, where you can actually set goals and actually be rewarded with digital assets like digital shields, as you reach those goals. Reminds you of Fitbit, doesn't it? So, this is the Fitbit model for learning.

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Modern learning is nothing without a fantastic mobile interface. Percipio's mobile apps are very highly rated, 4.8 and 4.7 in Apple store and Android store. And by the way, Percipio is one of the more unique platforms which offers a large amount of audio books that can be completely controlled by voice navigable interfaces. Let's actually move on to the next slide and talk about something else.

Aside from engagement, what sets Percipio apart truly is its enterprise grade management and security capabilities. For example, enterprises would often like to divide learners into cohorts based on their job role or level in management or the country that they actually live in into different audiences and domains, finely tuning their learning material. All that configuration is easy to do in Percipio.

Percipio integrates compliance learning that Jeff talked about, which is actually the widest audience in any company compared with more specialized learning, such as leadership / business skills and self-directed learning, such as technology and developer.

Percipio seamlessly integrates assignments and assessments. An assignment actually is a learning path that can be quickly developed by a manager or an admin and assigned to an audience. Forty-two percent of our clients use assignments, resulting in at least 20 percent rise in engagement and retention.

Based on assignments, the performance of learners or learning cohorts can be measured using Percipio reports and dashboards. Percipio offers over two dozen reports and over a dozen dashboards that lets an enterprise stakeholder to quickly visualize the efficacy of learning. For example, how quickly skill is being developed in a particular area.

Percipio, needless to say, offers the highest levels of security and data privacy. Percipio is GDPR compliant. It has a separate EU data center. And also, is FedRAMP ready to be imminently FedRAMP compliant. By the way, 35 percent of our outstanding revenue that is yet to migrate to Percipio is federal revenue that is going to all migrate immediately upon FedRAMP certification.

Needless to say, Percipio allows branding and logo and coloring to seamlessly blend into any enterprise favorite. If you can go on to the next chart, please.

Enterprises are all about diversity of platforms and content. Percipio, or any other learning solution, cannot be an island unto itself. It has to interoperate with other platforms. For example, many enterprises have learning management systems. Some you may have heard of, such as Cornerstone or SAP Success Factors or Saba.

Percipio seamlessly integrates with those learning management systems. So that Skillsoft content can appear seamlessly in the context that enterprise chooses. Enterprises not only buy content from third party vendors, such as Skillsoft, they have a rich amount of custom content that is job specific learning. They would want to create that custom content within the learner experience and Percipio allows that seamlessly. Enterprise custom content of a variety of different kinds can be seamlessly integrated into Percipio learning paths.

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Not only custom content, you may be surprised enterprises actually make good use of YouTube content by selecting specific content that may be actually applicable to the learners' needs. Enterprises often also buy other third-party content, such as Coursera.

Percipio integrates open source content from YouTube, as well as third party content licensed seamlessly within itself. Enterprises often drive instructor led learning programs, be it virtual, be it classroom. And Percipio allows all of that interest instructor led learning to be managed seamlessly within one platform, so that when a learner simply conducts a search, both ILT content, custom content and third-party content and Skillsoft content shows up seamlessly as a result of the search.

All the capabilities that I described indeed makes Percipio a best of breed platform. What do I mean by that? Many times we are asked this question, “Hey, is Percipio an LMS?” “By the way, is Percipio an LXP?” Well, before I answer this question, let's explain what we are.

An LMS is fundamentally built for regulatory compliance-based learning and mission critical learning. Thereby having features, such as complex curriculums, high volume reporting, rich management capabilities, and so on. LXPs are actually more directed towards self-directed development and skills building. Thereby, they have features like content aggregation, discovery, curation, personalization, and recommendations. And other learning solution providers, such as Pluralsight or Udemy have off the shelf learning content to support business needs. So, they focus more on content delivery, discovery and reporting.

Percipio is indeed a unique platform, whereby you can actually integrate with many of these platforms and serve the customer need, and at the same time stand on its own strength, offering its own capabilities to meet customer needs. That's what makes it a best of breed platform. Next chart, please.

Now, let me tell you a little bit about where we are headed. Number one, we are going to immediately complete all the required feature for migrations that are left to do, which are a few LMS integrations, some advanced reporting features and additional languages.

I'm really happy to share with you that by the end of the calendar year 2021, 90 percent of our revenue will be either on Percipio or some sort of dual deployment with Skillport and Percipio. And in another year, we plan to retire Skillport with 100% of the revenue being on Percipio fully.

Number two, as I said, we want to actually acutely focus on directed skill development. We will actually release 50 plus role-based journeys. And in addition, somebody can begin the journey by taking an assessment and the journey will automatically transform itself using AI techniques to be just the right journey for the learner’s more efficient learning.

And number three, as I said, Percipio is an open architecture with open APIs. It allows very easily to add new platform capabilities, such as an assessment or new content capabilities, such as, let's say, some other type of content. So, it will allow the M&A strategy that Jeff mentioned to seamlessly roll itself on the platform.

Percipio also intends to continue to enrich the core learning experience by allowing AR and VR content that is slowly being developed in the industry, as well as bringing learning onto your living room by integrating with Alexa and Apple TV. All of this together makes Percipio an intensely engaging consumer grade learning platform with enterprise grade management capabilities.

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With that said it's my distinct pleasure to introduce Pat Manzo, our chief revenue officer, and Michelle BB, our chief marketing officer, to take you forward in this presentation.

Michelle Boockoff-Bajdek

Thanks so much, AP. It is a pleasure to be here. You know, I've been with the company for about 18 months, and I couldn't be more excited about where we're headed.

Pat and I are going to talk to you about our blueprint for go to market, which clearly demonstrates a plan for growth. So, why don't we move on to slide 49. Because this is a plan that's built upon a very strong foundation. Number one, we hold a competitive global category leadership position.

Number two, we have a deep understanding of our customers and their needs, particularly around skills and role-based development. And then the third thing we built a go to market model that is designed to drive growth within existing accounts, as well as to capture white space opportunities.

Pat, you want to jump in here.

Patrick Manzo

Thank you, Michelle. I'm Pat Manzo. I've been in the HRIS space for almost 15 years. I've been at Skillsoft for two. And for the last year, it's been my distinct privilege to be Skillsoft's chief revenue officer.

I'm pleased to be able to talk about our go to market planning and capabilities with Michelle. One of the core hallmarks of that approach is that we're approaching this as an absolutely aligned and lockstep approach between sales, marketing, and customer success. It's critical and one of the elements that helps us make sure that we keep the customer at the center of what we do.

We've talked a lot today about the foundations that we’ve built across product, across content, across the financial base of the company. And foundations are critical, but foundations are really mostly interesting in the context of what you're going to build on top of them. And we really think we have an opportunity to build something big and something exciting.

In order to do that, we're focused on a couple couple main pillars. First is completing the migration to Percipio. By next year end we intend to have our entire customer base migrated onto the platform, and that provides a distinct and compelling advantage. It's a great platform. Our learners like it, our customers like it, it drives great results for our customers, and it's something that we're focused on across the enterprise from a sales, marketing, migrations team, from a customer success, and from a product perspective, making that happen as swiftly as we possibly can.

The second is taking advantage of the differentiated product that we have in market and, specifically, the fact that we're the only competitor in the space that's operating in multiple markets to upsell and cross-sell additional product lines.

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The third thing that we're focused on is taking advantage of the foundation and the significant work we've done to improve retention, to start to accelerate our customer acquisition engine and really expand the top of the funnel. You can move to the next slide, please.

So, we've talked a lot about the product, and specifically about the three content areas, and I want to talk about this from the context of the customer. It's very, very important because, as I mentioned previously, we're the only competitor in the space that's able to operate deep and broad across multiple content areas and do all of that across a unifying learner engagement platform, Percipio.

Having leadership and business skills, it's our historical base and, in many ways, it's the hook into the chief human resources officer, the chief learning officer, but frankly it's something that cuts across the entire organization. We were reminded of this in a very stark fashion earlier this year when many of our customers, under the influence of the pandemic, overnight went to operating remote businesses and being able to rely on tools to help managers deal better with remote workforce, to better understand some of the challenges that their employees were dealing with, was a significant benefit to our customers.

Technology and development. In addition to being one of the fastest growing markets, it's also one that we think is critical for the future. In one sense, every company out there today is a technology company. And being able to provide not only the tools to upskill and reskill technology employees, but also being able to retain and hang on to those critical contributors through providing career development opportunities is something that's really important to our company -- to our customers. And, again, is a major focus of our efforts.

Last, but certainly not least, is compliance. As Jeff mentioned, it's our stickiest area with the highest retention rates. And our customers understand the importance of being able to provide their employees with a safe, respectful, and inclusive work environment, and this product is absolutely fit for purpose in order to do that.

Simply put, this is a product suite that is unmatched by any of our competitors in the marketplace, we think gives us a significant opportunity not only to acquire new customers, but also to retain and grow those customers that we currently have.

Michelle?

Michelle Boockoff-Bajdek

Why don't we move on to slide 51? You know, we are so incredibly proud of this customer base and the companies like the ones you see here, whether it's Bayer, J.P. Morgan Chase, Cox, Ricoh. They want to partner with a trusted brand, one that is an industry leader who has momentum in the market. And we have built incredibly deep relationships with large multinational companies across the Fortune 1000.

Reaching decision makers beyond just that CHRO or that CLO that Pat talked about, but really getting into other areas of the C-suite, the CROs, the CTOs, the CIOs, as well as other lines of business leaders, especially in companies where learning decisions have been decentralized. And business leaders are recognizing the importance of role and skill-based learning within their departments.

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But we know that there's still tremendous white space within this existing base to buy even more and new use cases have emerged as a result of the pandemic. It's driving more opportunity.

And I want to give you an example:

One of our customers, we worked with them to provide instant re-skill and upskill opportunities in high value and high demand topics. And we're talking about things like object-oriented design, DevOps, Oracle, Agile, Cloud. And that allowed them to assign consultants without incurring additional training costs.

So, just to keep this in mind, before the pandemic, the company had on average about 7,000 learners every week. But following the call out to consultants to reskill, that number jumped to more than 18,000 learners a week on average. That's a 265 percent increase. And it made me confident that our solutions can deliver both now and in the future.

And so, I'm going to correct AP for just a moment because he was remised when he talked about those six awards that we won for the platform. We just learned just recently that customer CGI, utilizing Skillsoft Percipio, was awarded the learning platform of the year award by the learning awards, and this recognizes the important difference the right platform can make to an organization's people and their performance. And look, this is a true testament to the power of Percipio and the value that we bring to Skillsoft.

Pat, I'm going to turn it back over to you.

Patrick Manzo

So, we've talked about the unique and differentiated value proposition. We've talked about sterling customer base. And now, I'd like to talk about the third leg of the stool, which is a diverse and supremely capable sales team that operates within the context of a coordinated go to market effort in concert with our partners in marketing and customer success.

First, the team is global. We have direct sellers on the ground throughout North America, throughout Europe, Asia and India. This gives us unparalleled reach. Second, the team is capable to operate with the largest customers in the world, large strategic multinational companies through the mid-market, all the way down into small and medium businesses. We're capable of driving procurement conversations in a commercial context as well as in a government context, both in the United States, as well as abroad.

So, lots of capability in terms of the types of customer conversations and the types of organizations where we're capable of engaging.

We've also made significant investments in dedicated line of business sellers. These are folks who were able to talk the talk and walk the walk of compliance, of technology, and of leadership and business. The C-suite relationships that we have are critically important that it's important that we're able to have compelling, buyer relevant conversations in each of those specialties. It's a real advantage to us and something that's very, very important as we look to cross-sell multiple lines of content to our customers. We'll talk about that a little bit more on the next slide.

So, we've talked a lot about the power of having multiple product lines and one of the key elements - the blinding flash of the obvious - is that once we've penetrated a customer with one of those product lines, there's an opportunity to take advantage of that relationship to try to add a second and a third product line. This is something that our dedicated line of business sellers are very, very good at, something they coordinate very closely across all three lines of business to make sure that we're delivering, again, a compelling multi-product story to our customers.

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When we're successful in doing that, not only do we increase the average contract value, but we make the product much more sticky. As you can see from the chart on the right, there's a 22-percentage point higher dollar retention rate among customers who purchase three products as compared to those who purchase just one. So, it's a great opportunity, again, to penetrate multiple lines of business and increase the lifetime value of our customers.

I'll turn it back to Michelle for the next slide.

Michelle Boockoff-Bajdek

Let's move to--thank you for that. We're going to touch on the acquisition engine now, right? We talked about existing customer base. Let's move on to how we're going to acquire new because it's a key area in which we’ve focused, we've invested in to help us further penetrate this white space and drive new business.

And over the past year, we've made tremendous strides to strengthen our connection to learners, to further our competitive position, and to deliver integrated solutions that drive growth and capture market share. And look, we know that the strategic battleground, is the enterprise. And so, we've got to retain and grow ownership of this customer.

And we believe that our brand momentum is going to help reposition our company and our products to win in this space. So, let's talk about the levers that we have at our disposal. And I think number one is brand, right? The importance of brand and the durability that it can have in market.

A brand is something that connects with people both functionally and emotionally and it drives more traffic. When you have a good brand, it's less vulnerable to competitors, it wins in tiebreaker moments, it creates those stickier relationships as Pat talked about. So, there's tremendous opportunity for us to utilize this newly developed Skillsoft brand to drive both customer preference and loyalty, as well as to attract new customers. So, that's lever number one.

The second is data. Data is such an important currency for us. We gather and we utilize real time behavioral data. We're actioning rich customer segmentations and models for targeting. We're driving more sales qualified leads as a result and accelerating the funnel conversion. And we're increasing our overall productivity by being smarter about how we utilize our resources.

So, I think this is--these are really two important areas in which we focused.

I'm going to turn it over to Pat to talk a little bit more about some of the other levers at our disposal.

Patrick Manzo

You know--and I'd like to underscore Michelle's points about the value of a brand. Brand is a powerful heuristic in our customer conversations. Simply put, it serves as an upfront guarantee to customers that they will get results from our products. As the industry continues to mature, we find the customers' assessment, the value, the return on investment is becoming increasingly more sophisticated.

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At the end of the day, it's about can we help them drive observable measurable results in their business. And having a brand that supports that story is critically important and to establish the credibility to have that conversation with customers. It's also important because it helps us to build pockets of influence among other departments other than those that we traditionally speak to and, most importantly, among the learner, who's becoming more and more an increasing influencer in enterprise purchase conversations.

Anytime you're talking about significantly increasing new customer acquisition, you have to start with leads. And so, we're doing that here and we're very tightly coordinated. In particular, in terms of supporting, approximately 30 new dedicated single threaded acquisition sellers we’ll have out in the field in FY '22.

As I mentioned earlier, this is approximately tripling the number of dedicated sellers that we had previously. And we think gives us a lot of horsepower and a lot of capability to go out and acquire new customers to bring onto the platform that we can then put into that funnel whereby we try to cross-sell multiple lines of business, deliver outstanding results, retain, and grow those clients.

Last, but certainly not least, we're going to continue to leverage and focus on expanding not only strategic alliances, but also channel partnerships that allow us in both a sell with, as well as a sell through motion to leverage partners who have great relationships like SAP and Cornerstone as a force multiplier to get us in front of more customers to increase the number of customer conversations that we can have.

All in, as I look at the model, both the foundational elements we've been discussing, as well as the specific growth-oriented plans we have this year, it should be a very exciting year for us ahead.

With that, I'll turn the ball back to Jeff.

Jeff Tarr

Thanks, team. As I mentioned at the beginning of today's session, Skillsoft has a very attractive financial profile. I'm going to cover a few highlights in this section, and I'm also going to provide an update on company performance, which is stronger than where we expected it to be when we announced the deal in October.

Todd Hyatt, one of our senior advisors, will be available for Q&A after my remarks and will also be available to support modeling questions after the meeting.

The new Skillsoft has a very attractive financial profile. Number one, we are positioned for profitable growth. Number two, we have a high level of subscription revenue that delivers strong visibility. Number three, we have a lot of operating leverage in this business with high contribution margins supporting future margin expansion.

Number four we have high cash flow conversion, which provides financial flexibility and supports reinvestment in the business. And number five, we have an attractive capital structure supported by committed partners that provides us the strategic flexibility we need to execute our M&A agenda.

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Starting with point number one. Our conviction in near-term growth is built on the migration from Skillport to Percipio, and the transition from Global Knowledge--Global Knowledge’s classroom business, I should say--to its digital business.

Starting first with the Percipio migration, we are right on track with where we expect it to be when we announced the deal in October. As of today, approximately 75 percent of our revenue comes from customers who are on Percipio or on what we call dual deployment, which means they have both Percipio and Skillport in their ecosystem. That's the dark blue for Percipio. The light blue for dual deployment.

In this chart, we're providing you with revenue retention rates for each category of revenue which enable you to model the turn in revenue and hopefully share our conviction in the growth of the business. We've also provided new sales numbers. You can see the progression that Pat and his team have made before that investment in new salespeople that Pat has talked about.

We expect to complete the migration to Percipio--substantially complete it in 2021 with 90 percent of our revenue on Percipio and dual deployment and fully complete the transition in 2022, paving the way to retire the old platform. This is a key driver of growth.

Another important driver of growth is the transition that's taking place at Global Knowledge. This is best seen by looking at the progression of revenue sequentially by quarter. You can see that in 2020, COVID-19 negatively impacted classroom revenue by about $115 million, but also served as a catalyst to drive growth in virtual revenue of approximately $35 million. I say virtual, that's virtual and on demand, both digital.

The shift from classroom to digital is an important driver of margin because the gross margin in Global Knowledge is digital business is approximately 20 percentage points higher than the gross margin in classroom. You can also see the progression in revenue, and you can see that revenue has stabilized and we believe revenue will grow post--COVID.

So, with the stronger revenue mix--this improved revenue mix that delivers higher margin, and the migration largely complete, we believe the Global Knowledge is poised to deliver top line growth post-COVID.

Another source of our conviction is in the performance of the business since we announced the transaction in October.

We flip to the next page, you can see that--while we don't yet have audited numbers, you can see that we're revising our estimates upwards for fiscal 2020 and calendar--rather fiscal 2021, which is calendar 2020. You can see annual recurring revenue for the Skillsoft content business, order intake for the two businesses combined, and adjusted gross revenue for the two businesses combined are all above the high end of our prior estimates.

And you can also see adjusted EBITDA is towards the high end of our prior estimates. that reflects both the source of that revenue, the over performance coming approximately half from Skillsoft, approximately half from Global Knowledge. And you can also see the--that we've also been making some investments that we talked about today in marketing and technology and go to market, all supported by these numbers.

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So, now turning to the future. Here, you can see revenue progression and you can see that we expect to grow order intake in the low single digits this year, with much more of our base on the Percipio platform than it was last year. And we expect to accelerate order intake growth in 2022, as we will have substantially completed the migration to Percipio.

Due to the subscription nature of our business, revenue growth lags order intake growth. So, you can see that reflected in the stronger growth in 2022. You can also see that with the progression in revenue and with the realization of synergy, and despite the investments that we've talked about today in the business's growth, that we expect to be able to deliver meaningful margin expansion each year.

To recap, our conviction in order intake is driven by four key factors. And I say order intake--order intake growth:

One, the migration from Percipio to--from--rather from Skillport to Percipio, with its higher revenue retention rates.

Secondly, the sales realignment that Pat talked about, with our focus on new business and the addition of dedicated hunters. As well as the investments that Michelle talked about in marketing and demand generation.

Order intake growth is also delivered by the improvements in GK, in Global Knowledge, with that revenue largely transitioned from virtual the classroom and the business poised to grow post-COVID.

And it's also driven by cross selling and up selling our multiple product lines, which not only drives new revenue growth, but also drives improvement in retention.

Our confidence in the future is further bolstered by the recurring nature of our business, which gives us a lot of visibility into the future. You can see that Skillsoft is almost entirely a subscription business. Global Knowledge is more transactional. But even in its transactional nature, we have more visibility than the typical transactional business because we're often selling packages of seats to enterprise customers who then burn down those seats over time.

You can also see the still small but growing subscription business, at Global Knowledge, which we expect to accelerate as we move Global Knowledge's on demand business onto the Percipio platform. Combined, we're two-thirds subscription and we expect that ratio to continue to improve going forward.

Another great attribute of this model is our strong free cash flow conversion. We expect to deliver free cash flow conversion north of 70 percent. That's driven in part by very low capital expenditures, Capex that's in line with approximately 3 percent of revenue. Our interest expense on our 650 million of debt assumes LIBOR plus 500, which is an improvement, from where we currently are and we expect that, with our stronger financial profile, we'll be able to refinance at or below these levels.

Our corporate structure allows for a very favorable low teens cash tax rate. And this is a business where order intake growth drives positive net working capital. In other words, we generate cash as we grow, which is one of the great attributes of an enterprise subscription business like this one.

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And finally, we expect to de-SPAC with a great balance sheet and the financial flexibility to pursue our M&A strategy. Assuming no redemptions, we expect our gross debt to be in the neighborhood of 3.3 times, and we expect net debt to be meaningfully less than one times.

We also have strategic partners who share our conviction, the conviction that we communicated today in both the business and in our vision for building the unrivaled leader in corporate digital learning.

I'd like to wrap this section just by giving you a quick look at the timeline to close. We expect the S-4 to be effective and proxy mailing to take place in April. We expect stockholder redemption date and the stockholder approval and transaction close to take place in May. Of course, this is subject to change but it's our very best view of the future today.

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IMPORTANT ADDITIONAL INFORMATION AND WHERE TO FIND IT

This communication is being made in respect of the proposed merger transaction involving Churchill and Skillsoft. Churchill has filed a registration statement on Form S-4 with the SEC, which includes a proxy statement of Churchill and a prospectus of Churchill, and Churchill will file other documents regarding the proposed transaction with the SEC. A definitive proxy statement/prospectus will also be sent to the stockholders of Churchill and Skillsoft, seeking any required stockholder approval. Before making any voting or investment decision, investors and security holders of Churchill and Skillsoft are urged to carefully read the entire registration statement and proxy statement/prospectus and any other relevant documents filed with the SEC, as well as any amendments or supplements to these documents, because they contain important information about the proposed transaction. The documents filed by Churchill with the SEC may be obtained free of charge at the SEC’s website at www.sec.gov. In addition, the documents filed by Churchill may be obtained free of charge from Churchill at www.churchillcapitalcorp.com. Alternatively, these documents, when available, can be reduce spacing to be consistent obtained free of charge from Churchill upon written request to Churchill Capital Corp II, 640 Fifth Avenue, 12th Floor, New York, New York 10019, Attn: Secretary, or by calling (212) 380-7500.

Churchill, Skillsoft and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of Churchill, in favor of the approval of the merger. Information regarding Churchill’s directors and executive officers is contained in Churchill’s Annual Report on Form 10-K for the year ended December 31, 2019 and its Quarterly Report on Form 10-Q for the quarterly periods ended March 31, 2020, June 30, 2020 and September 30, 2020, which are filed with the SEC. Additional information regarding the interests of those participants, the directors and executive officers of Skillsoft and other persons who may be deemed participants in the transaction may be obtained by reading the registration statement and the proxy statement/prospectus and other relevant documents filed with the SEC. Free copies of these documents may be obtained as described in the preceding paragraph.

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of any securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of such other jurisdiction.

FORWARD-LOOKING STATEMENTS

This communication contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 including, but not limited to, Churchill’s, Skillsoft’s and Global Knowledge’s expectations or predictions of future financial or business performance or conditions. Forward-looking statements are inherently subject to risks, uncertainties and assumptions. Generally, statements that are not historical facts, including statements concerning our possible or assumed future actions, business strategies, events or results of operations, are forward-looking statements. These statements may be preceded by, followed by or include the words “believes,” “estimates,” “expects,” “projects,” “forecasts,” “may,” “will,” “should,” “seeks,” “plans,” “scheduled,” “anticipates” or “intends” or similar expressions. Such forward-looking statements involve risks and uncertainties that may cause actual events, results or performance to differ materially from those indicated by such statements. Certain of these risks are identified and discussed in Churchill’s Form 10-K for the year ended December 31, 2019 under Risk Factors in Part I, Item 1A and in the registration statement on Form S-4 discussed above. These risk factors will be important to consider in determining future results and should be reviewed in their entirety. These forward-looking statements are expressed in good faith, and Churchill, Skillsoft and Global Knowledge believe there is a reasonable basis for them. However, there can be no assurance that the events, results or trends identified in these forward-looking statements will occur or be achieved. Forward-looking statements speak only as of the date they are made, and none of Churchill, Skillsoft or Global Knowledge is under any obligation, and expressly disclaim any obligation, to update, alter or otherwise revise any forward-looking statement, whether as a result of new information, future events or otherwise, except as required by law. Readers should carefully review the statements set forth in the reports, which Churchill has filed or will file from time to time with the SEC.

In addition to factors previously disclosed in Churchill’s reports filed with the SEC and those identified elsewhere in this communication, the following factors, among others, could cause actual results to differ materially from forward-looking statements or historical performance: ability to meet the closing conditions to the Skillsoft Merger, including approval by stockholders of Churchill and Skillsoft, and the Global Knowledge Merger on the expected terms and schedule and the risk that regulatory approvals required for the Skillsoft Merger and the Global Knowledge Merger are not obtained or are obtained subject to conditions that are not anticipated; delay in closing the Skillsoft Merger and the Global Knowledge Merger; failure to realize the benefits expected from the proposed transactions; the effects of pending and future legislation; risks related to disruption of management time from ongoing business operations due to the proposed transactions; business disruption following the transactions; risks related to the impact of the COVID-19 pandemic on the financial condition and results of operations of Churchill, Skillsoft and Global Knowledge; risks related to Churchill’s, Skillsoft’s or Global Knowledge’s indebtedness; other consequences associated with mergers, acquisitions and divestitures and legislative and regulatory actions and reforms; demand for, and acceptance of, our products and for cloud-based technology learning solutions in general; our ability to compete successfully in competitive markets and changes in the competitive environment in our industry and the markets in which we operate; our ability to develop new products; failure of our information technology infrastructure or any significant breach of security; future regulatory, judicial and legislative changes in our industry; the impact of natural disasters, public health crises, political crises, or other catastrophic events; our ability to attract and retain key employees and qualified technical and sales personnel; fluctuations in foreign currency exchange rates; our ability to protect or obtain intellectual property rights; our ability to raise additional capital; the impact of our indebtedness on our financial position and operating flexibility; and our ability to successfully defend ourselves in legal proceedings.

Any financial projections in this communication are forward-looking statements that are based on assumptions that are inherently subject to significant uncertainties and contingencies, many of which are beyond Churchill’s, Skillsoft’s and Global Knowledge’s control. While all projections are necessarily speculative, Churchill, Skillsoft and Global Knowledge believe that the preparation of prospective financial information involves increasingly higher levels of uncertainty the further out the projection extends from the date of preparation. The assumptions and estimates underlying the projected results are inherently uncertain and are subject to a wide variety of significant business, economic and competitive risks and uncertainties that could cause actual results to differ materially from those contained in the projections. The inclusion of projections in this communication should not be regarded as an indication that Churchill, Skillsoft and Global Knowledge, or their representatives, considered or consider the projections to be a reliable prediction of future events.

Annualized, pro forma, projected and estimated numbers are used for illustrative purpose only, are not forecasts and may not reflect actual results.

This communication is not intended to be all-inclusive or to contain all the information that a person may desire in considering an investment in Churchill and is not intended to form the basis of an investment decision in Churchill. All subsequent written and oral forward-looking statements concerning Churchill, Skillsoft and Global Knowledge, the proposed transactions or other matters and attributable to Churchill, Skillsoft and Global Knowledge or any person acting on their behalf are expressly qualified in their entirety by the cautionary statements above.